                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)1

                              ALLTRISTA CORPORATION
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                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                    020040101
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                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 28, 2001
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             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            NOTE.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

--------
     1      The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

--------------------------------                     ---------------------------
CUSIP No. 020040101                      13D             Page 2 of 10 Pages
--------------------------------                     ---------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS II, L.P.
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS*
                     WC
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    626,000
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                626,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     626,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                     ---------------------------
CUSIP No. 020040101                      13D             Page 3 of 10 Pages
--------------------------------                     ---------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    626,000
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                626,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     626,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                     ---------------------------
CUSIP No. 020040101                      13D             Page 4 of 10 Pages
--------------------------------                     ---------------------------

            The following constitutes Amendment No. 3 ("Amendment No. 3") to the
Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule
13D as specifically set forth.

   Item 4 is amended to add the following:

                  On June 28, 2001, the Reporting  Persons delivered a letter to the Board of  Directors  of the  Issuer  asking the Board to  implement  certain actions within 60 days in order to restore the Issuer's  inherent  value.  These actions  include,  among other things,  the  termination  of Thomas Clark as the
Issuer's  Chairman  and  Chief  Executive  Officer,  the  sale  of the  Issuer's underperforming  assets,  reduction of corporate overhead and operating expenses and redemption of the Issuer's  Poison Pill (the "June 28 Letter").  The June 28
Letter is filed as Exhibit 3 to this  Amendment  No. 3 to the  Schedule  13D and incorporated herein by reference.

                  On August 27, 2001, the Reporting  Persons  delivered a letter to the Issuer's Board of Directors  questioning  the Board's  failure to respond directly to the July 28 Letter and reiterating the actions the Reporting Persons believe the Board must  implement in order to maximize  shareholder  value.  The letter is filed as Exhibit 4 to this  Amendment  No. 3 to the  Schedule  13D and incorporated herein by reference.

   Item 5(a) is amended to read as follows:

                  (a)  The  aggregate  percentage  of  Shares  of  Common  Stock reported  owned by each  person  named  herein is based  upon  6,375,407  Shares outstanding,  which is the total number of Shares of Common Stock outstanding as reported in the  Issuer's  Quarterly  Report on Form 10-Q for the quarter  ended
July 1, 2001.

                  As of the close of business on August 27, 2001, Steel Partners
II beneficially owned 626,000 Shares of Common Stock constituting  approximately
9.8% of the Shares  outstanding.  Mr.  Lichtenstein  beneficially  owned 626,000
Shares,   representing  approximately  9.8%  of  the  Shares  outstanding.   Mr.
Lichtenstein  has sole voting and dispositive  power with respect to the 626,000
Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

   Item 5(c) is amended to add the following:

                  (c)  Steel  Partners  II did not  engage  in any  transactions involving the Shares during the past 60 days.

   Item 7 is amended to add the following exhibits:

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CUSIP No. 020040101                      13D             Page 5 of 10 Pages
--------------------------------                     ---------------------------

                 3.    Letter  from  Steel  Partners  II,  L.P.  to the Board of
                       Directors of Alltrista Corporation, dated June 28, 2001.

                 4.    Letter  from  Steel  Partners  II,  L.P.  to the Board of
                       Directors  of  Alltrista  Corporation,  dated  August 27,
                       2001.

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CUSIP No. 020040101                      13D             Page 6 of 10 Pages
--------------------------------                     ---------------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   August 27, 2001                    STEEL PARTNERS II, L.P.

                                            By: Steel Partners, L.L.C.
                                                General Partner

                                            By:/s/ Warren G. Lichtenstein
                                               --------------------------
                                               Warren G. Lichtenstein
                                               Chief Executive Officer

                                          /s/ Warren G. Lichtenstein
                                          -------------------------------
                                          WARREN G. LICHTENSTEIN

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CUSIP No. 020040101                      13D             Page 7 of 10 Pages
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                                  EXHIBIT INDEX

Exhibit                                                                  Page
1.          Joint Filing Agreement (previously
            filed).

2.          Letter from Steel Partners II, L.P. to
            the Board of Directors of Alltrista
            Corporation, dated April 23, 2001
            (previously filed).

3.          Letter from Steel Partners II, L.P. to                     8 to 9
            the Board of Directors of Alltrista
            Corporation, dated June 28, 2001.

4.          Letter from Steel Partners II, L.P. to                       10
            the Board of Directors of Alltrista
            Corporation, dated August 27, 2001.

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CUSIP No. 020040101                      13D             Page 8 of 10 Pages
--------------------------------                     ---------------------------

                             STEEL PARTNERS II, L.P.
                         150 E. 52nd Street, 21st Floor
                            New York, New York 10022
                                 (212) 813-1500

Thursday, June 28, 2001

Board of Directors of Alltrista Corporation

As  one  of  Alltrista  Corporation's   (Alltrista  or  the  "Company")  largest
shareholders  owning  9.9% of the  Company's  shares  of Common  Stock,  we were extremely  disappointed  to learn  that the Board was  unable  to  consummate  a transaction with Marlin Partners II, L.P. ("Marlin").

However, we were pleased to hear that two of Marlin's representatives were given seats on Alltrista's Board of Directors.

We hope this is a first step in aligning  the  interests of the Board with those of the Alltrista shareholders.

In order for this  realignment  of the Board to have a  meaningful  and  lasting effect on the Company,  we believe the Board must immediately begin to implement the following actions in order to restore the value in the Company, and complete these action items as soon as possible, hopefully within 60 days.

1.          Terminate  Tom Clark as Chairman  and CEO in a manner which does not economically injury the Company and its stakeholders.
2.          Sell all  underperforming  assets such as the plastics  division and reduce or eliminate any contingent exposure, and use the proceeds to reduce debt.
3.          Reduce corporate overhead by a minimum of $3 million per annum.
4.          Reduce other operating expenses by $10 million.
5.          Redeem or terminate the Poison Pill.

I will  personally  contact  each of you in the next few  days to  discuss  this letter  and hope  that,  consistent  with each of your  fiduciary  duties to the
Company's shareholders,  these action items will be implemented immediately.  We would be willing to increase  our  investment  in the Company if these steps are implemented.

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CUSIP No. 020040101                      13D             Page 9 of 10 Pages
--------------------------------                     ---------------------------

Respectfully,

Steel Partners II, L.P.

/s/ Warren Lichtenstein
-----------------------
Warren Lichtenstein
Managing Member of General Partner

Cc: Ian G.H. Ashken

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CUSIP No. 020040101                      13D             Page 10 of 10 Pages
--------------------------------                     ---------------------------

                             STEEL PARTNERS II, L.P.
                         150 E. 52nd Street, 21st Floor
                            New York, New York 10022
                                 (212) 813-1500

Monday, August 27, 2001

Board of Directors of Alltrista Corporation:

In our June 28th  letter to the Board we  proposed  a 60-day  action  plan.  The
60-day  period is drawing to a close and we have not heard from the Board  about the implementation of any of the action items listed below.

We would like to reiterate our demand that we meet with the Board to discuss how
Steel  Partners can assist  Alltrista  Corporation  in promptly  implementing  a strategic plan to maximize  stockholder  value. To repeat,  we believe the Board should, without hesitation:

1.          Terminate  Tom Clark as Chairman  and CEO in a manner which does not economically injury the Company and its stakeholders;
2.          Sell all  underperforming  assets such as the plastics  division and reduce or eliminate any contingent exposure, and use the proceeds to reduce debt;
3.          Reduce corporate overhead by a minimum of $3 million per annum;
4.          Reduce other operating expenses by $10 million; and
5.          Redeem or terminate the Poison Pill.

We view the  recent  amendment  to the  Company's  Poison  Pill  increasing  the threshold  levels to be an  unsatisfactory  first step and fails to address  the operational difficulties of the Company.

We hope that  consistent  with each of your  fiduciary  duties to the  Company's stockholders,  these recommended actions will be implemented immediately. Please contact  us at  212-813-1500  to set up a time to meet as soon as  possible.  We remind you that  because of  management's  unimpressive  track  record under the direction of Tom Clark time is of the essence.

Respectfully,

Steel Partners II, L.P.

/s/ Warren G. Lichtenstein
--------------------------
Warren Lichtenstein
Managing Member of the General Partner